John Hancock Closed-End Funds
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Dividend Reinvestment Plan
Dear Shareholder:
Thank you for selecting a John Hancock Closed-End Fund (the “Fund”) for your investment portfolio. Every shareholder holding at least one full share of the Fund is entitled to participate in the Fund’s Dividend Reinvestment Plan (the “Plan”). In addition, every shareholder who became a shareholder of the Fund after June 30, 2011 (May 25, 2011 with respect to John Hancock Hedged Equity & Income Fund) and holds at least one full share of the Fund will be automatically enrolled in the Plan. The Terms and Conditions of the Plan, as well as the procedures to either continue dividend reinvestment or have your dividends paid in cash, are included in this brochure. The brochure also describes the costs you will pay as a Plan participant. Appendix A to this brochure lists the Funds that currently offer the Plan.
The Plan offers an opportunity to earn compounded returns. Compounding your investment returns over time by reinvesting in shares of the Fund may afford benefits to you not achieved by taking your investment returns in cash. The Plan also enables you to purchase additional shares of the Fund, deposit Fund shares that were not acquired through the Plan, and sell shares held in your Plan account. In addition, as a participant in the Plan, you will benefit from the safekeeping provided by the Administrator for all shares purchased on your behalf by the Administrator and other Fund shares you may deposit in the Plan account. This service protects against theft or loss of certificates. Recordkeeping also is provided by the Administrator for participants. Monthly statements will detail distributions, purchases, sales (if any), prices and total shares held in your Plan account.
The Bank of New York Mellon acts as Administrator for shareholders in reinvesting all dividends and distributions in additional shares of the Fund for individual accounts. If you hold at least one full share of the Fund and would like automatic dividend reinvestment and your shares are held in the name of a nominee (broker, bank or other), please contact your nominee to see if it will participate in the Plan for you. If your nominee can participate in the Plan, your monthly statements will reflect the reinvestment. If your nominee cannot participate in the Plan for you, have your shares re-registered in your name so you may participate.
If you do not wish to participate in the Plan, please notify the Administrator by telephone at the number in the enclosed materials or by visiting the Administrator’s Web site at www.bnymellon.com/shareowner/equityaccess.

Dear Shareholder:
BNY Mellon Capital Markets, LLC (“BNYMCM”), a registered broker-dealer, is forwarding the enclosed materials for the dividend reinvestment plan (the “Plan”). The Bank of New York Mellon, a banking affiliate of BNYMCM, is the Administrator of the Plan. Please review the enclosed materials for details of the Plan.
Orders received by the Administrator to purchase or sell shares under the Plan may be executed by BNYMCM. BNYMCM makes no recommendation for or against participation in the Plan, or the purchase of any securities under the Plan, nor does it assume any responsibility for the accuracy of the statements made in the enclosed materials.
If you have any questions about the Plan, you may contact the Administrator at the toll-free number in the enclosed materials.

Very truly yours,

BNY Mellon Capital Markets, LLC
BNYMCM, a wholly owned non-bank subsidiary of The Bank of New York Mellon Corporation, is a full service, SEC registered broker-dealer, and a member of FINRA and SIPC. Shares offered through the Plan are not FDIC insured and are not held by BNYMCM. Shares held pursuant to the Plan are not subject to protection under SIPC. Shares are not bank deposits or obligations of, or guaranteed by any bank and are subject to investment risks, including possible loss of the principal amount invested.

What is the Dividend Reinvestment Plan?
The Dividend Reinvestment Plan (the “Plan”) offers shareholders of each of the John Hancock Closed-End Funds listed in Appendix A (each a “Fund”) a prompt and simple way to reinvest their dividend and net capital gains distributions in shares of the Fund, purchase additional shares of the Fund, and safekeep shares of the Fund. Each Fund expects to declare dividends out of its income and net capital gains available for distribution, in accordance with its usual practice, as stated in its shareholder reports.
The Bank of New York Mellon acts as Administrator for shareholders in administering the Plan. Certain administrative support will be provided to the Administrator by its affiliate, BNY Mellon Shareowner Services. The complete Terms and Conditions of the Plan appear later in this brochure. Except where noted, references to a “Fund” in this brochure and in the Terms and Conditions apply equally to each Fund.
Who can participate in the Plan?
If you own at least one full share of the Fund in your own name, you are entitled to participate in the Plan. In addition, if you are a new shareholder holding at least one full share of the Fund, you will be automatically enrolled in the Plan. This automatic enrollment feature of the Plan applies only to shareholders who became shareholders of the Fund after June 30, 2011 (May 25, 2011 with respect to John Hancock Hedged Equity & Income Fund). If you own shares that are held in the name of a brokerage firm, bank or other nominee, you should instruct your nominee to participate on your behalf with respect to the Fund or Funds that you designate. If you wish to participate in the Plan, but your brokerage firm, bank or other nominee is unable to participate on your behalf, you should request it to re-register your shares in your own name, which will enable your participation in the Plan. The Administrator will administer the Plan on the basis of the number of shares certified from time to time by you as representing the total amount registered in your name and held for your account by your nominee.
How does the Plan work?
For all Funds (except for the John Hancock Bank and Thrift Opportunity Fund), if the Fund declares a dividend or distribution payable either in cash or in shares of the Fund and the market price of shares on the valuation date equals or exceeds the Fund’s net asset value per share (“NAV”), the Fund will issue new shares to you at the greater of NAV or 95% of the current market price. If the market price is lower than NAV, or if dividends or distributions are payable only in cash, then you will receive shares purchased by the Administrator on your behalf on the New York Stock Exchange (the “NYSE”) or otherwise on the open market. If the market price exceeds NAV before the Administrator has completed its purchases, the average purchase price may exceed NAV, resulting in fewer shares being acquired than if the Fund had issued new shares.
For John Hancock Bank and Thrift Opportunity Fund, if the Fund declares a dividend or distribution, you will receive shares purchased by the Administrator on your behalf on the NYSE or otherwise on the open market.
For all Funds, all reinvestments are in full and fractional shares, carried to four decimal places.

Can I invest additional cash under the Plan?
You may buy additional shares of the Fund through the Plan at any time in amounts of at least $50 per investment, up to a maximum of $10,000, with a total calendar year limit of $100,000. You will be charged a $5 transaction fee plus $0.05 per share brokerage trading fee for each order. Purchases of additional shares of the Fund will be made on the open market.
To purchase additional Fund shares, you may send the Administrator a check payable to “BNY Mellon/John Hancock” along with written instructions to use the investment to purchase shares of the Fund for your Plan account. A form for use in purchasing additional Fund shares will be attached to your Plan account statements. In addition, you may contact the Administrator to purchase Fund shares through monthly electronic fund transfers from your designated account at any qualified financial institution that participates in the Automated Clearing House. Automatic purchases by fund transfer are made on the 25th day of each month, or if such date is not a business day, on the next business day. You will be charged a $2 transaction fee plus $0.05 per share brokerage trading fee for each automatic purchase. The automatic purchases will continue until you notify the Administrator to change or discontinue them.
Cash investments will be invested monthly by the Administrator by the last business day of the month; no interest will be paid to you on cash investments held pending investment. There is no obligation to invest additional cash.
If your cash investment cannot be collected by the Administrator due to insufficient funds, you will be charged $35. In addition, shares in your Plan account will be sold to the extent necessary to pay the $35 charge and the sales charges related to the sale, and to reimburse the Administrator for any amounts expended to purchase shares that were added to your account in connection with the investment.
Safekeeping
All shares purchased pursuant to the Plan benefit from the safekeeping provided by the Administrator. In addition, you may deposit for safekeeping by the Administrator Fund shares that were not purchased under the Plan, provided that the shares to be deposited are registered in your name, or if such shares are registered in another name, you have satisfied the requirements for transfer of such shares.
Safekeeping protects your shares against loss, theft or accidental destruction and also provides a convenient way for you to keep track of your Fund shares. Only shares deposited with the Administrator for safekeeping may be sold through the Plan. If you own Fund shares in certificated form, you may deposit your certificates for those shares free of charge with the Administrator. Upon receipt of your certificate(s), the Administrator will cancel the certificate(s) and deposit the shares in a book entry form. The Administrator will provide mail loss insurance coverage for certificates with a value not exceeding $100,000 in one shipping package via USPS registered mail or traceable delivery service to: The Bank of New York Mellon, 500 Ross Street, Room 0675, Pittsburgh, PA 15262.
Note: Mail loss insurance covers only the replacement of shares of stock and does not protect against any loss resulting from fluctuations in the value of such shares.

Sale of shares
You can sell Fund shares held in your Plan account at any time by contacting the Administrator over the Internet, by telephone or in writing. Your sale request will be processed and your shares will, subject to market conditions and other factors, generally be sold within 24 hours of receipt of your request. Please note that the Administrator cannot and does not guarantee the actual sale date or price, nor can it stop or cancel any outstanding sales or issuance requests. All requests are final. The Administrator will mail a check to you (less applicable brokerage trading fees) on settlement date, which is three business days after your shares have been sold.
Alternatively, you may choose to sell your shares through your stockbroker, in which case you would have to request that the Administrator electronically transfer your shares to your stockbroker through the Direct Registration System.
Is there a cost to participate?
There are no brokerage charges for shares issued directly by the Fund. However, whenever shares are purchased or sold on the NYSE or otherwise on the open market, each participant will pay a pro rata portion of brokerage trading fees, currently $0.05 per share purchased or sold. Brokerage trading fees will be deducted from amounts to be invested.
What are the tax implications for participants?
You will receive tax information annually for your personal records and to help you prepare your federal income tax return. The automatic reinvestment of dividends and net capital gains distributions does not relieve you of any income tax which may be payable on dividends or distributions. The amount of the dividend to be reported on Form 1099-DIV should be: (1) in the case of shares issued by the Fund, the fair market value of such shares on the dividend payment date; and (2) in the case of shares purchased by the Administrator in the open market, the amount of cash used to purchase them (including the amount of cash allocable to brokerage trading fees paid on such purchases).
Once enrolled in the Plan, may I withdraw from it?
You may withdraw from the Plan at any time by contacting the Administrator by telephone, in writing or by visiting the Administrator’s Web site at www.bnymellon.com/shareowner/equityaccess. Your withdrawal will be effective as specified in the Terms and Conditions.
If you withdraw, your shares will be credited to your account; or, if you wish, the Administrator will sell your full and fractional shares and send you the proceeds, less a transaction fee of $5.00 and less brokerage trading fees of $0.05 per share.
May the Administrator terminate your participation in the Plan?
Yes. If you do not maintain at least one whole share of common stock in the Plan account, the Administrator may terminate your participation in the Plan. If your participation has been terminated, you will be sent a check for the cash value of any fractional share in the Plan account, less any applicable broker commissions and taxes.
How do participating shareholders benefit?
By reinvesting your dividends in additional shares of the Fund, you will build holdings in the Fund easily and automatically. In addition, you will be able to safekeep all your Fund shares in your Plan account, which provides a convenient way for you to keep track of your Fund shares. You can also buy and sell Fund shares through the Plan.
You will receive a detailed account statement from the Administrator showing total dividends and distributions, date of investment, shares acquired or sold (if applicable) and price per share, and total shares of record held by you and by the Administrator for you. You will receive a proxy for your existing shares as well as the shares purchased for you by the Administrator pursuant to the Plan. As long as you participate in the Plan, the Administrator will hold the shares it has acquired for you in safekeeping, in non-certificated form. This convenience provides added protection against loss, theft or inadvertent destruction of certificates.
Whom should I contact for additional information?
You may address all notices, correspondence, questions or other communications regarding the Plan to the following:
Telephone
Customer Service (within the U.S. and Canada):
1-800-852-0218
International Telephone Inquiries:
1-201-680-6578
For the Hearing Impaired (TDD):
1-800-231-5469
An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available from 9:00 a.m. to 7:00 p.m., ET, Monday through Friday (except holidays).
Internet
You can withdraw from the Plan, obtain information and perform certain transactions on your Fund account online via Investor ServiceDirect® (ISD). For registered shareholders to gain access, use the 12-digit Investor Identification Number (IID), which can be found in a bolded box on your check stub, statement or advice to establish your PIN. In order to access your account through ISD, you will be required to complete an account activation process. This one-time authentication process will be used to validate your identity, in addition to your 12-digit IID and self-assigned PIN.

To access Investor ServiceDirect®, please visit the BNY Mellon Shareowner Services Web site at:
www.bnymellon.com/shareowner/equityaccess
In writing
You also may write to the Administrator at the following address:
The Bank of New York Mellon
C/O BNY Mellon Shareowner Services
C/O Mellon Investor Services
P.O. Box 358035
Pittsburgh, PA 15252-8035
Be sure to include your name, address, daytime telephone number, Investor ID and a reference to the relevant Fund on all correspondence.
If your shares are not held in your name, you should contact your brokerage firm, bank or other nominee for more information and to see if your nominee will participate in the plan on your behalf.
Each Fund and the Administrator may amend or terminate the Plan. Participants generally will receive written notice at least 90 days before the effective date of any amendment. In the case of termination, participants will receive written notice at least 90 days before the record date for the payment of any dividend or distribution by a Fund.
The Terms and Conditions of the Plan apply to shareholders who participate in the Plan. Please review this brochure and the Terms and Conditions of the Dividend Reinvestment Plan carefully to determine which alternative is best for you.

Terms and Conditions of the Dividend Reinvestment Plan
1. You, The Bank of New York Mellon, will act as agent (the “Administrator”) for me, and will open an account for me under the Dividend Reinvestment Plan (the “Plan”) in the same name as my present shares of the relevant John Hancock Closed-End Fund or Funds listed on Appendix A hereto (each a “Fund”) are registered, and put the Plan into effect for me as of the earlier of the first cash purchase under the Plan or the first record date for a dividend or distribution. Unless otherwise noted, references to a “Fund” in these Terms and Conditions shall apply equally to each Fund.
2. Other than with respect to John Hancock Bank and Thrift Opportunity Fund (“BTO”), whenever the Fund declares any dividend or distribution and the market price of the common shares on the payment date for the distribution or dividend payable is equal to or exceeds its net asset value per share as determined on the payment date (“NAV”), the Fund will issue, and you will receive as my agent, common shares at a value equal to the higher of NAV or 95% of the market price. The number of additional shares to be credited to my account shall be determined by dividing the equivalent dollar amount of the distribution or dividend payable to me by the higher NAV or 95% of the market price.
3. Other than with respect to BTO, whenever the Fund declares any dividend or distribution and the NAV of the common shares exceeds the market price of the common shares on the dividend payment date, or if the Board of Trustees of the Fund declares a dividend payable only in cash, you will, as Administrator for me, apply the amount of such dividend or distribution payable to me (less my pro rata share of brokerage trading fees incurred with respect to open-market purchases in connection with the reinvestment of such dividend or distribution) to the purchase on the open market of shares for my account. Such purchases will be made on or shortly after the payable date for such dividend or distribution, and in no event later than the day preceding the next ex-dividend date, except where temporary curtailment or suspension of purchase is necessary to comply with applicable provisions of federal securities laws.
4. For purposes of Sections 2 and 3 of the Plan: (a) the market price of the Fund’s shares on a particular date shall be the last sale price for the Fund’s shares on the New York Stock Exchange (the “NYSE”) on that date, or, if there is no sale on the NYSE on that date, then the mean between the closing bid and asked quotations for such shares on the NYSE on such date; and (b) the Fund’s NAV on a particular date shall be as determined by or on behalf of the Fund.
5. With respect to BTO, whenever the Fund declares any dividend or distribution, you will, as Administrator for me, apply the amount of such dividend or distribution payable to me (less my pro rata share of brokerage trading fees incurred with respect to open-market purchases in connection with the reinvestment of such dividend or distribution) to the purchase on the open market of shares for my account. Such purchases will be made on or shortly after the payable date for such dividend or distribution, and in no event later than the day preceding the next ex-dividend date, except where temporary curtailment or suspension of purchase is necessary to comply with applicable provisions of federal securities laws.

6. I understand that I have the option to purchase additional Fund shares for cash under the Plan. Such purchases will be made on the open market. I may make cash investments of not less than $50, up to a maximum of $10,000 per investment, not to exceed a total of $100,000 in any calendar year. A $5 transaction fee plus $0.05 per share brokerage trading fee will be charged for each optional cash investment. Cash investments may be made upon enrollment in the Plan or at any time. Cash investments may be made by submitting to the Administrator a check payable to “BNY Mellon/John Hancock” along with written instructions to use the investment to purchase Fund shares for my Plan account. A form for use in making cash investments will be attached to the statements of account sent by the Administrator to participants.
I understand that I may contact the Administrator to arrange for cash investments to be submitted by me to the Administrator by monthly electronic funds transfer from my designated account at any qualified financial institution that participates in the Automated Clearing House. Fund transfers are made on the 25th day of each month, or if such date is not a business day, on the next business day. A $2 transaction fee plus $0.05 per share brokerage trading fee will be charged for each automatic purchase. I agree that my fund transfers will continue until I notify the Administrator to change or discontinue them.
I understand that cash investments will be invested monthly by the Administrator and that no interest will be paid to me on cash investments held until the investment. There is no obligation to make a cash investment. The number of shares to be added to my Plan account with respect to a cash investment will be determined by dividing the cash investment by the price of the shares, including fractions of a share computed to four decimal places.
I agree that if a cash investment submitted by me cannot be collected by the Administrator due to insufficient funds, I will be charged $35. In addition, I authorize the Administrator to sell shares in my Plan account to the extent necessary to pay the $35 charge and to pay the sales charges related to the sale, and to reimburse the Administrator for any amounts expended to purchase shares that were added to my account in connection with the investment.
7. I may sell Fund shares held in my Plan account at any time by contacting the Administrator over the Internet, by telephone or in writing. My sale request will be processed and my shares will, subject to market conditions and other factors, generally be sold within 24 hours of receipt of your request. I acknowledge that you cannot and do not guarantee the actual sale date or price, and cannot stop or cancel any outstanding sales or issuance requests. All requests are final. The Administrator will mail a check to me (less applicable sales fees) on settlement date, which is three business days after my shares have been sold.
Alternatively, I may sell my shares through my stockbroker, in which case I agree to request that the Administrator electronically transfer my shares to my stockbroker through the Direct Registration System.
8. I understand that all Fund shares acquired through the Plan will be deposited for safekeeping with the Administrator. I also may deposit for safekeeping by the Administrator Fund shares that I did not purchase under the Plan, including shares in certificated form, provided that the shares to be deposited are registered in my, or if such shares are registered in another name, I have satisfied the requirements for transfer of such shares. I also understand that shares deposited for safekeeping with the Administrator, which were in certificated form, will be canceled and deposited in a book entry form. You agree to provide mail loss insurance coverage for certificates with a value not exceeding $100,000 in one shipping package via USPS registered mail or traceable delivery service to: The Bank of New York Mellon, 500 Ross Street, Room 0675, Pittsburgh, PA 15262. I acknowledge that mail loss insurance covers only the replacement of shares of stock and does not protect against any loss resulting from fluctuations in the value of such shares.
9. Open-market purchases and sales provided for above may be made on any securities exchange where the Fund’s shares are traded, in the over-the-counter market or in negotiated transactions, and may be on such terms as to price, delivery and otherwise as you shall determine. It is understood that, in any event, you shall have no liability in connection with any inability to purchase or sell shares within 30 days after the initial date of such purchases as herein provided, or with the timing of any purchases effected. You shall have no responsibility as to the value of the Fund’s shares acquired or sold for my account. For the purposes of purchases and sales in the open market, you may aggregate my purchases and sales with those of other shareholders of the Fund for whom you similarly act as Administrator, and the average price (including brokerage trading fees) of all shares purchased or sold by you as Administrator shall be the price per share allocable to me in connection therewith.
10. You may hold my shares acquired together with the shares of other shareholders of the Fund acquired pursuant to similar authorizations, in non-certificated form in your name or that of your nominee. You will forward to me any proxy solicitation material and will vote any shares so held for me only in accordance with the proxy returned by me to the Fund.
11. You will confirm to me each acquisition or sale made for my account as soon as practicable but not later than 60 days after the date thereof. Although I may from time to time have an undivided fractional interest (computed to four decimal places) in a share of the Fund, I acknowledge that no certificate for a fractional share will be issued to me. I acknowledge, however, that dividends and distributions on fractional shares will be credited to my account. In the event of termination of my account under the Plan, you will adjust for any such undivided fractional interest in cash at the market value of the Fund’s shares at the time of termination, less the pro rata expense of any sale required to make such an adjustment.
12. Any share dividends or split shares distributed by the Fund on shares held by you for me will be credited to my account. In the event that the Fund makes available to its shareholders rights to purchase additional shares or other securities, the shares held for me under the Plan will be added to other shares held by me in calculating the number of rights to be issued to me.
13. Your service fee for handling distributions or dividends will be paid by the Fund. I will be charged a pro rata share of brokerage trading fees on all open market purchases.
14. I may terminate my account under the Plan by notifying you in writing, by telephone or by visiting your Web site. Such termination will be effective immediately if my notice is received by you prior to any dividend or distribution record date; otherwise, such termination will be effective on the first trading day after the payment date for such dividend or distribution, with respect to any subsequent dividend or distribution. The Plan may be terminated by you or the

Fund upon notice in writing mailed to me at least 90 days prior to any record date for the payment of any dividend or distribution by the Fund. If I elect by notice to you in advance of such termination to have you sell part or all of my shares and remit the proceeds to me, you are authorized to deduct from the proceeds a $5.00 fee plus $0.05 per share brokerage trading fees for this transaction.
15. After terminating my account under the Plan, I may reopen my account at any time by notifying you in writing, by telephone or by visiting your Web site. In such case, you will reopen my account in the same manner as set forth in Section 1 above and will put the Plan into effect for me as of the earlier of the first cash purchase under the Plan or the first record date for a dividend or distribution after you receive authorization from me.
16. If I do not have at least one whole share of the Fund, you may terminate my participation in the Plan after written notice, to be given reasonably in advance of such termination and is mailed to me at my address of record. Upon such termination, my account shall be treated as if I had elected to terminate my participation in the Plan pursuant to Section 14 hereof, except that you shall sell any such fractional share on the open market and remit the proceeds to me, less any applicable broker commissions and taxes.
17. These Terms and Conditions may be amended or supplemented by you or the Fund at any time or times but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by mailing to me appropriate written notice at least 90 days prior to the effective date thereof. The amendment or supplement shall be deemed to be accepted by me unless, prior to the effective date thereof, you receive notice of the termination of my account under the Plan. Any such amendment may include, without limitation, an appointment by you in your place and stead of a successor Administrator under these Terms and Conditions, with full power and authority to perform all or any of the acts to be performed by the Administrator under these Terms and Conditions. Upon any such appointment of any Administrator for the purpose of receiving dividends and distributions, the Fund will be authorized to pay such successor Administrator, for my account, all dividends and distributions payable on shares of the Fund held in my name or under the Plan for retention or application by such successor Administrator as provided in these Terms and Conditions.
18. You shall at all times act in good faith and agree to use your best efforts within reasonable limits to ensure the accuracy of all services performed under this Agreement and to comply with applicable law, but assume no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by your negligence, bad faith or willful misconduct or that of your employees.
19. This agreement shall be governed by the laws of The Commonwealth of Massachusetts.

Appendix A
John Hancock Closed-End Funds Offering the Dividend Reinvestment Plan
John Hancock Bank and Thrift Opportunity Fund*
John Hancock Hedged Equity & Income Fund**
John Hancock Income Securities Trust*
John Hancock Investors Trust*
John Hancock Preferred Income Fund*
John Hancock Preferred Income Fund II*
John Hancock Preferred Income Fund III*
John Hancock Premium Dividend Fund*
John Hancock Tax-Advantaged Dividend Income Fund*
John Hancock Tax-Advantaged Global Shareholder Yield Fund*
*    This Plan is effective with respect to this fund as of July 1, 2011
**  This Plan is effective with respect to this fund as of May 25, 2011